Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX;
(PGH) - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION UPDATES THE STATUS OF ITS SWAN
HILLS GAS GATHERING PIPELINE SYSTEM, RECENT SWAN HILLS DRILLING
RESULTS AND GROUNDBIRCH PLANT COMMISSIONING

(Calgary, February 24, 2011) /Marketwire/ - Pengrowth Energy Corporation (“Pengrowth”) is pleased to provide the following updates:

Swan Hills

As reported on January 1, 2011, Pengrowth experienced a rupture and fire on the Swan Hills gas gathering system in north central Alberta which resulted in the subsequent shutdown of the gas gathering system and the shut-in of approximately 1,500 barrels of oil equivalent (boe) per day of production net to Pengrowth.

Pengrowth is working diligently to get this line back in service as soon as possible. The timing for resumption of service is currently anticipated in early March, subject to regulatory approvals. Pengrowth will provide a further update concurrently with the release of its fourth quarter and full year 2010 results on March 8, 2011.

The Swan Hills incident has not impacted Pengrowth’s drilling activity in the Swan Hills area. Subsequent to the last update, Pengrowth has drilled an additional horizontal well into the Carson Creek “C” pool, which began production with a 30-day average initial production rate of 1,200 boe per day.

At Deer Mountain Unit No 1, six Swan Hills horizontal wells have been drilled and multi-stage acid fractured starting in early December. These wells are now on production and had an average five-day initial production rate of 300 boe per day per well.

In the Deer Mountain non-unit area, the 13-23-68-9W5 well has been drilled and multi-stage acid fractured, coming on production with a five-day initial production rate of 425 boe per day. This well offsets Pengrowth’s successful 15-23 well drilled last year that has produced over 30 thousand boe and is still producing at a rate of 50 boe per day.

At Judy Creek, the 13-12-63-12W5 well has been successfully drilled and completed, coming on production at a five-day average rate of 900 boe per day. This well offsets the 4-13-63-12W5 well drilled last year that has produced over 44 thousand boe and is still producing at a rate of 250 boe per day.

These results continue to verify and expand the breadth and depth of Pengrowth’s Swan Hills oil drilling inventory.

Groundbirch

At Pengrowth’s Groundbirch Montney play, the gas plant was successfully commissioned on December 18, 2010 with five wells being brought on production and tied into the facility. An additional five wells have been drilled and will be fracture stimulated by month end. The additional five wells are expected to fill the plant to capacity. Pengrowth’s 2011 development program is designed to keep the plant full through 2011.

Pengrowth looks forward to providing further updates and additional information with its fourth quarter and full year 2010 results on March 8, 2011.
About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the anticipated impact on Pengrowth’s production and expected repair time of the Swan Hills gathering system shutdown, capital spending estimates, future production and drilling plans and results.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the impact on production of the pipeline shutdown, and the expected timing of repairs or replacement. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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